

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Jiang Hui
Chief Executive Officer
Hudson Acquisition I Corp.
19 West 44th Street, Suite 1001
New York, NY 10036

> **Re: Hudson Acquisition I Corp.**
> **Registration Statement on Form S-1**
> **Filed on April 29, 2022**
> **File No. 333-264557**

Dear Mr. Hui:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Initial Business Combination, page 5

1.   We note your disclosure here and throughout the prospectus that "[i]n the event that we receive notice from our sponsor five days prior to the applicable deadline of its intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the 12 month or 15 month deadline." Given that the initial completion window is 9 months, the extension deadlines appear to be at 9 months or 12 months. As a result, the reference to a 15 month extension deadline appears incorrect. Please revise or advise.

Jiang Hui
Hudson Acquisition I Corp.
May 6, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please
contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services